FILE NO. 70-9897
(Request to Modify Rule 53 plus Financing)
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 POST EFFECTIVE AMENDMENT NO. 4 TO
FORM U-1
APPLICATION / DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
______________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Ventures, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Allegheny Energy Supply Company, L.L.C. 4350 Northern Pike Monroeville, PA 15146-2841
_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:
Thomas K. Henderson, Esq. Vice President and General Counsel Allegheny Energy, Inc 10435 Downsville Pike Hagerstown, MD 21740	Anthony Wilson, Esq. Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740

Item 1.     Description of the Proposed Transaction

            A.     Introduction

            Now comes Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, L.L.C. ("AE Supply")1, a wholly owned generating company subsidiary of Allegheny, and Allegheny Ventures, Inc., a wholly owned non-utility subsidiary of Allegheny (collectively "Applicants"), filing this post effective amendment seeking to amend and supplement Holding Company Act Release No. 27486 (December 31, 2002).

            On June 12, 2001, Applicants filed an application - declaration pursuant to sections 3(a), 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d), 13, 32 and 33 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43, 44, 45, 46, 53, 54, 90 and, 91 under the Act seeking, among other things, authorization through July 31, 2005 ("Authorization Period") for Allegheny to issue up to $1 billion in equity securities; Allegheny and/or AE Supply to issue short-term debt and long-term debt in an aggregate amount up to $4 billion for the purpose of investing in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), companies engaged in activities permitted by Rule 58 ("Rule 58 Companies"), general corporate purposes, and other permitted activities; and for Applicants to issue up to $3 billion of guarantees. By this post effective amendment Applicants seek to supplement Order No. 27486 to clarify authorization granted under the Act in respect of certain equity and guarantee transactions and to expand the term for short-term debt from 270 days to 364 days. The transactions proposed herein fall within Sections 6(a) and 7, of the Act, and Rule 54 under the Act.

           B.     Requests For Authority

                    1.     Common and Preferred Equity Securities

           In Order No. 27486, the Commission noted that Allegheny proposed to:

. . . issue, through the Authorization Period, up to $ 1 billion at any time outstanding of equity securities. Allegheny may issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately negotiated transactions for cash or as consideration for the equity securities or assets of other companies, provided that the acquisition of the equity securities or

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1 In Holding Co. Act Release No. 27101 (November 12, 1999) the Commission authorized the formation and financing of AE Supply. AE Supply is a public utility company within the meaning of the Act, but not for purposes of state regulation. All requests for authorization by and for AE Supply herein shall apply to AE Supply and its successor New AE Supply, for so long as New AE Supply remains a subsidiary of Allegheny. All requests for authorization by and for New AE Supply herein shall also apply to AE Supply for so long as AE Supply remains a subsidiary of Allegheny (i.e. prior to the merger into New AE Supply).

assets has been authorized in this proceeding, a separate proceeding, or is exempt by the Act or the rules under the Act.2

Allegheny seeks to have the flexibility to issue convertible debt securities which are comprised of a debt security and a contract obligating the holder to purchase equity from Allegheny. Unlike warrants or other purchase rights, the convertible securities entail bilateral contracts that impose obligations on the holder as well as on the issuer. Allegheny seeks the flexibility to issue such contracts for cash or as consideration for the acquisition of equity securities or assets of other companies. Accordingly, Allegheny seeks to amend the authority as follows:

Allegheny proposes to issue, through the Authorization Period, up to $1 billion at any time outstanding of equity securities. Allegheny may issue common stock or options, warrants or other stock purchase rights exercisable for common stock or contracts to purchase common stock in public or privately negotiated transactions for cash or as consideration for equity securities or assets of other companies, as provided in Section 32 and 33 of the Act and under Rule 58.

                       2.     Short-Term Debt

            With respect to the issuance of short-term debt, Order No. 27486 generally provides that such debt will not have a maturity of less than one day and not more than 364 days.3 The Order provides that notes payable to banks will have a maturity of not more than 270 days after the date of issuance or renewal.4 Allegheny and AE Supply seek to modify the Order to conform the notes payable maturity to the general short-term debt maturity of 364 days. This modification will allow Allegheny and AE Supply to obtain bank financing consistent with the terms and documentation typically required by lending institutions and thereby provide the Applicants more ready access to bank financing or competitive rates and terms.

                      3.     Fees, Commissions and Expenses

            Fees, commissions and expenses in the estimated amount of $10,000 are expected to be incurred in connection with the proposed transactions. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

2 Order No. 27486 at page 10.

3 Id. at pages 11 -12.

4 Id.

                     4.     Applicable Statutory Provisions

            Sections 6(a) and 7 of the Act and Rule 54 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

                     5.    Rule 54

            Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

            Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i), in EWGs and FUCOs at December 31, 2001 was approximately $414 million, or approximately 38.6% of Allegheny's consolidated retained earnings of $1,072 million for the four quarters ended December 31, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. In Order No. 27486 (December 31, 2001) the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

            6.     Regulatory Approvals

            Other than this Commission, no other state or federal regulatory commission has jurisdiction over the transactions for which authority is sought herein.

            7.     Procedure

            It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

            8.     Exhibits and Financial Statements

 (a)     Exhibits

          B-1     Standard Form Stock Purchase Agreement

SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Allegheny Energy, Inc. Allegheny Ventures, Inc. Allegheny Energy Supply Company, L.L.C. /S/ THOMAS K. HENDERSON By: Thomas K. Henderson

Date:   April 17, 2002